                                   FORM 6 - K/A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of: AUGUST 15, 2001
                  --------------------------


                                [GRAPHIC TO COME]

                                  TRICOM, S.A.
                 (Translation of registrant's name into English)


         AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
                    (Address of principal executives offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F     X           Form 40-F
                                               ------                     ------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes                       No
                                          --------                ------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                   ----------

                                  TRICOM, S.A.

                                QUARTERLY REPORT

                                     FOR THE

                                 SECOND QUARTER

                                      ENDED

                                  JUNE 30, 2001

                                TABLE OF CONTENTS

     GENERAL INTRODUCTION.........................................................................................1

     PART I.......................................................................................................2

     FINANCIAL INFORMATION........................................................................................2
         ITEM 1. FINANCIAL STATEMENTS                                                                             2
         ITEM 2. INFORMATION ON THE COMPANY                                                                       9

     PART II.....................................................................................................18

     OTHER INFORMATION...........................................................................................18
         ITEM 1. LEGAL PROCEEDINGS...............................................................................18
         ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS.......................................................18
         ITEM 3. DEFAULTS UPON SENIOR SECURITIES.................................................................18
         ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.............................................18
         ITEM 5. OTHER INFORMATION...............................................................................18
         ITEM 6. EXHIBITS AND REPORTS ON FORM 6-K................................................................18


                              GENERAL INTRODUCTION


         UNLESS THE CONTEXT INDICATES OTHERWISE, ALL REFERENCES TO THE "COMPANY" OR "TRICOM" REFER TO TRICOM, S.A. AND ITS CONSOLIDATED SUBSIDIARIES AND THEIR RESPECTIVE OPERATIONS, AND INCLUDE TRICOM'S PREDECESSORS.

PRESENTATION OF CERTAIN FINANCIAL INFORMATION

         The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States. The Company adopted the United States dollar as its functional currency effective January 1, 1997.

         In this Quarterly Report references to "$," "US$" or "U.S. dollars" are to United States dollars, and references to "Dominican pesos" or "RD$" are to Dominican pesos. This Quarterly Report contains translations of certain Dominican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Dominican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The average of prices of one U.S. dollar quoted by certain private commercial banks (the "Private Market Rate") as reported by Banco Central de la Republica Dominicana (the "Central Bank") on June 29, 2001 was RD$16.85 = US$1.00, the date closest to the date of the most recent financial information included in this Quarterly Report. The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. On August 8, 2001, the Private Market Rate was RD$16.84 = US$1.00.

FORWARD-LOOKING STATEMENTS

         The statements contained in this Quarterly Report, which are not historical facts, are forward-looking statements that involve risks and uncertainties. Management cautions the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to, the following factors: competition; declining rates for international long distance traffic; reliance on resellers; our inability to minimize credit risks; customer churn; rapid technological change; rejection of our concession agreement in the Dominican Republic; cellular fraud; our ability to implement our business plan on schedule, including our Central American strategy; social, political and economic conditions in our existing and target markets; our significant capital expenditure and working capital requirements and our need to finance such expenditures; the effect of our indebtedness on our ability to fund expansion and remain competitive and of restrictions contained in such indebtedness; concerns about health risks associated with wireless equipment; our inability to manage effectively our rapid expansion; our inability to obtain licenses or concessions in markets outside the Dominican Republic; the continued growth of the Dominican and Central American economies; demand for telecommunication services in the Dominican Republic and Central America; moderation of inflation and the continuation of a favorable political, economic and regulatory environment in each of the Dominican Republic and Central America.

                                     PART I

                              FINANCIAL INFORMATION


ITEM 1. FINANCIAL STATEMENTS

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN US$)



                                                                     DECEMBER 31,                JUNE 30,
                                                                         2000                       2001
                                                                     ------------                ----------
         ASSETS                                                                                  (UNAUDITED)
         ------
         Current assets:
              Cash on hand and in banks                              $18,199,552                  41,515,757

         Accounts receivable:
              Customers                                               21,970,677                  20,098,682
              Carriers                                                 8,729,886                   5,574,826
              Related parties                                          1,663,396                     198,985
              Officers and employees                                     556,577                     577,300
              Other                                                    1,601,119                   1,153,543
                                                                    ------------                ------------
                                                                      34,521,655                  27,603,336
              Allowance for doubtful accounts                         (2,394,903)                 (2,686,677)
                                                                    ------------                ------------
              Accounts receivable, net                                32,126,752                  24,916,659

              Inventories, net                                         9,541,093                   9,968,948

              Prepaid expenses                                         7,947,531                   6,007,522

              Deferred income taxes                                      801,008                     990,826
                                                                    ------------                ------------
              Total current assets                                    68,615,936                  83,399,712
                                                                    ------------                ------------
         Investments                                                   3,289,459                   3,698,601

         Property and equipment, net                                 586,223,900                 626,603,680

         Other assets at cost, net of amortization                    24,310,564                  30,075,520
                                                                    ------------                ------------
                                                                    $682,439,859                 743,777,513
                                                                    ============                ============


TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONT.)
(IN US$)


                                                                      DECEMBER 31,              JUNE 30,
                                                                        2000                     2001
                                                                     ------------            -----------
       LIABILITIES AND STOCKHOLDERS' EQUITY                                                  (UNAUDITED)
       ------------------------------------
Current liabilities:
     Notes payable:
         Borrowed funds - banks                                      $82,131,865                 107,367,216
         Borrowed funds - related parties                             31,410,612                  30,145,809
         Current portion of long-term debt                             3,213,939                   1,843,052
                                                                    ------------                 -----------
                                                                     116,756,416                 139,356,077
                                                                    ------------                 -----------
     Current portion of capital leases                                 5,308,310                   3,041,872

     Accounts payable:
         Carriers                                                     13,835,276                   8,937,377
         Related parties                                               2,093,385                     113,694
         Suppliers                                                    21,653,727                  24,336,333
         Other                                                           242,582                     693,653
                                                                    ------------                 -----------
                                                                      37,824,970                  34,081,057
     Other liabilities                                                19,990,490                  19,944,609
     Accrued expenses                                                 14,035,182                  16,216,789
                                                                    ------------                 -----------
         Total current liabilities                                   193,915,368                 212,640,404
                                                                    ------------                 -----------
Reserve for severance indemnities                                          9,727                      34,659
Deferred income tax                                                      974,867                   1,097,546
Minority interest                                                              -                   5,246,279
Capital leases, excluding current portion                             15,520,965                  14,655,409
Long-term debt, excluding current portion                            261,222,759                 263,954,119
                                                                    ------------                 -----------
         Total liabilities                                           471,643,686                 497,628,416
                                                                    ------------                 -----------

Shareholders, equity:
Class A Common Stock at par value RD$10: Authorized
55,000,000 shares; 9,700,000 shares issued at
December 31, 2000 and June 30, 2001                                    6,210,025                   6,210,025

Class B Stock at par value RD$10: Authorized 25,000,000
shares at December 31, 2000 and June 30, 2001; 19,144,544
issued at December 31, 2000 and June 30, 2001                         12,595,095                  12,595,095

Additional paid-in-capital                                           159,981,808                 162,181,134
Additional investment of capital (note 2)                                      -                  40,000,000
Retained earnings                                                     34,033,002                  27,186,600
Other comprehensive income-foreign currency translation               (2,023,757)                 (2,023,757)
                                                                    ------------                 -----------
     Shareholders' equity, net                                       210,796,173                 246,149,097
                                                                    ------------                 -----------
                                                                    $682,439,859                 743,777,513
                                                                    ============                 ===========


TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(IN US$)


                                                     THREE MONTH PERIOD ENDED               SIX MONTH PERIOD ENDED
                                                                 JUNE 30,                            JUNE 30,
                                                     -----------------------------        --------------------------
                                                          2000            2001               2000           2001
                                                     ------------     ------------        -----------    -----------
                                                     (UNAUDITED)       (UNAUDITED)        (UNAUDITED)    (UNAUDITED)
OPERATING REVENUES:
    Toll                                               6,848,357         6,979,595         13,400,341      14,446,102
    International                                     18,966,002        19,930,105         36,958,206      39,590,550
    Local service                                     12,052,232        15,559,279         24,053,725      30,377,075
    Data and Internet                                    279,922         2,025,884            472,454       3,878,140
    Cellular & PCS                                     8,580,313         9,191,934         17,289,560      18,045,389
    Paging                                               436,911           279,645            911,924         589,419
    Sale of equipment                                  2,487,700           743,957          3,607,234       2,186,173
    Installation and activation fees                   3,401,291         3,987,075          6,552,963       6,985,126
    Other                                                 28,676           325,596             64,732         374,474

                                                     -----------        ----------       ------------     -----------
       TOTAL OPERATING REVENUES                       53,081,404        59,023,070        103,311,139     116,472,448


    OPERATING COSTS:
    Satellite connections and carrier
      (excluding network depreciation
       expense of $6,808,019, $10,878,412,
       $12,875,420 and $20,847,306 for the
       three month period ended June 30, 2000
       and 2001 and the six month period ended
       June 30, 2000 and 2001, respectively,
       included below)                                15,178,067        15,657,340         29,317,489      31,649,342
    Network depreciation expense                       6,808,019        10,878,412         12,875,420      20,847,306
    Expense in lieu of income taxes                    2,616,698         3,161,286          5,498,392       6,480,267
    General and administrative expenses               16,299,653        19,427,318         30,079,023      36,296,084
    Cost of Equipment sold                               975,121           578,406          1,668,046       1,795,997
    Amortization expense                                 526,767           158,795            526,767         315,378
    Non-network depreciation expense                   1,582,154         2,489,142          3,067,487       4,591,120
    Other                                                420,143           544,749            775,868         984,729
                                                     -----------        ----------       ------------     -----------
       TOTAL OPERATING COSTS                          44,406,622        52,895,448         83,808,492     102,960,223

       OPERATING INCOME                                8,674,782         6,127,622         19,502,647      13,512,225



OTHER INCOME (EXPENSES);
    Interest expense                                  (7,815,203)      (10,100,081)       (15,794,299)    (19,812,674)
    Interest income                                    1,050,246           581,235          1,254,134         868,757
    Foreign exchange gain (loss)                          15,533           (14,620)          (335,229)       (262,435)
    Other, net                                           (69,017)          257,921           (115,173)        541,569
                                                     -----------        ----------       ------------     -----------
       OTHER EXPENSES, NET                            (6,818,441)       (9,275,545)       (14,990,567)    (18,664,783)
                                                     -----------        ----------       ------------     -----------



                                                     THREE MONTH PERIOD ENDED               SIX MONTH PERIOD ENDED
                                                               JUNE 30,                            JUNE 30,
                                                     ----------------------------          --------------------------
                                                          2000            2001                 2000           2001
                                                     ------------     -----------          -----------    -----------
                                                     (UNAUDITED)      (UNAUDITED)          (UNAUDITED)    (UNAUDITED)
EARNINGS (LOSS) BEFORE INCOME TAXES,
CUMULATIVE EFFECT OF ACCOUNTING CHANGE
AND MINORITY INTEREST                                  1,856,341        (3,147,923)         4,512,080      (5,152,558)

    Income taxes, net                                   (140,568)         (117,000)          (270,818)       (100,861)

EARNINGS (LOSS) BEFORE CUMULATIVE EFFECT OF
ACCOUNTING CHANGE AND MINORITY INTEREST                1,715,773        (3,264,923)         4,241,262      (5,253,419)

    Cumulative effect of accounting change
       (note 3)                                               --                --        (16,452,799)

EARNINGS (LOSS) BEFORE MINORITY INTEREST               1,715,773        (3,264,923)       (12,211,537)     (5,253,419)

    Minority interest                                         --            60,026                 --          60,026
                                                       ----------      -----------        -----------      ----------
NET EARNINGS (LOSS)                                    1,715,773        (3,204,897)       (12,211,537)     (5,193,393)
                                                       ==========      ===========        ===========      ==========



    Earnings (loss) per common share;
    Earnings (loss) before cumulative effect of
    accounting change                                       0.06            (0.11)              0.16           (0.18)
    Cumulative effect of accounting change                  -                                  (0.62)
                                                      ----------      -----------        -----------       ---------
    Earning (loss) per common share                         0.06            (0.11)             (0.46)          (0.18)
                                                      ==========      ===========        ===========       ==========
AVERAGE NUMBER OF COMMON
SHARES USED IN CALCULATION                            28,361,028       28,844,544         26,602,786      28,844,544
                                                      ==========      ===========        ===========      ===========


TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS (IN US$)


                                                                                       SIX MONTH PERIOD ENDED
                                                                                   JUNE 30,                 JUNE 30,
                                                                                 -----------               ----------
                                                                                    2000                      2001
                                                                                 (UNAUDITED)               (UNAUDITED)
Cash flows from operating activities:
Net earnings (loss)                                                            $ (12,211,537)             (5,193,393)
Adjustments to reconcile net earnings (loss) to net cash
provided by operating activities:
Allowance for doubtful accounts                                                    2,701,168               3,186,987
Cumulative effect of accounting change for installation and
activation revenues (note 3)                                                      16,452,799                       -
Deferred income tax (benefit) provision                                                    -                 (67,139)
Depreciation and amortization                                                     15,942,906              25,438,426
Expense for severance indemnities                                                    330,926                       -
Minority interest                                                                          -                 (60,026)
Non-cash consulting expenses                                                         273,000                 546,319
Net changes in assets and liabilities:
Accounts and notes receivable                                                    (15,494,291)              4,023,107
Inventories                                                                        1,933,605                (427,855)
Prepaid expenses                                                                   2,456,189               1,940,009
Long-term accounts receivable                                                         88,988                       -
Other assets                                                                         (49,768)             (5,764,956)
Accounts payable                                                                   6,521,366              (3,743,913)
Other liabilities                                                                  3,501,356                 (45,881)
Accrued expenses                                                                   4,029,718               2,181,606
Reserve for severance indemnities                                                   (358,975)                 24,931
                                                                              --------------             -----------
Total adjustments                                                                 38,328,987              27,231,615
                                                                              --------------             -----------
Net cash provided by (used in) operating activities                               26,117,450              22,038,222
                                                                              --------------             -----------

Cash flows from investing activities:
     Acquisition (cancellation) of investments                                      (191,610)               (409,142)
     Acquisition of property and equipment                                       (67,808,090)            (65,818,206)
                                                                              --------------             -----------
     Net cash used in investing activities                                       (67,999,700)            (66,227,348)

     Cash flows from financing activities:
     Borrowed funds from banks                                                    10,631,743              25,235,351
     Borrowed funds (paid to) from related parties                                22,228,706              (1,264,802)
     Capital lease payments                                                       (1,361,623)             (2,266,439)
     Issuance of common stock                                                     66,867,484              40,000,000
     Minority interest                                                                     -               5,306,305
     Payments of long-term debt                                                     (220,788)             (2,236,444)
     Proceeds from issuance of long term debt                                                              2,731,360
                                                                              --------------             -----------
     Net cash provided by financing activities                                    98,145,522              67,505,331

     Effect of exchange rate changes on cash                                               -                       -

     Net increase in cash and cash equivalents                                    56,263,272              23,316,205

     Cash and cash equivalents at beginning of the period                         13,459,566              18,199,552
                                                                              --------------             -----------

     Cash and cash equivalents at end of period                                 $ 69,722,838              41,515,757
                                                                              --------------             -----------


                                      -6-

     Supplemental disclosure of cash flow information:
     Interest paid, net of capitalization                                      $ (15,794,299)            (19,812,674)
     Capital lease obligations incurred                                            7,003,348
     Expense in lieu of income tax paid                                           (5,432,337)             (6,480,267)
                                                                             ---------------             -----------


TRICOM, S.A. AND SUBSIDIARIES
SUPPLEMENTAL SCHEDULE



(IN US$)

                                                     THREE MONTHS ENDED                      SIX MONTHS ENDED
                                                          JUNE 30, 2000                         JUNE 30, 2000
                                               ----------------------------------     -----------------------------------
                                               PRE-SAB 101          POST-SAB 101          PRE-SAB 101       POST-SAB 101
Installation and activation fees                   4,367,370            3,401,291         8,270,564          6,552,963
Total operating revenues                          54,047,483           53,081,404       105,028,740        103,311,139
Operating income                                   9,640,861            8,674,782        21,220,248         19,502,647
Net earnings (loss)                                2,822,420            1,715,773         6,190,258        (12,211,537)
Earnings per common share                               0.09                 0.06              0.23              (0.46)





TRICOM, S.A. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS


NOTE 1 - BASIS OF PRESENTATION

         The Company considers that all adjustments (all of which are normal recurring accruals) necessary for a fair statement of financial position and results of operations for these periods have been made; however, results for such interim periods are subject to audit. Results for such interim periods are not necessarily indicative of results for a full year.


NOTE 2 - ADDITIONAL INVESTMENT OF CAPITAL

         On May 9, 2001, GFN Corporation, one of our major shareholders, committed to provide us $40 million in additional equity. GFN advanced funds to us on an interest free basis, which will be used to subscribe for Class A Common Stock on the same basis, offered to all shareholders in a Rights Offering.

NOTE 3 - ADOPTION OF SAB-101

         Effective January 1 2000, the Company adopted the Staff Accounting Bulletin (SAB 101) "Revenue Recognition" issued by the Securities and Exchange Commission (SEC). The adoption of SAB 101 resulted in a change in the revenue recognition policy regarding installation and activation revenues. Such change required the Company to recognize net revenues from installation and activation over the average service life based on the experience of the Company (35 months). This change in the revenue recognition method required the Company to recognize a cumulative effect of accounting change in net revenues from installations and activations for $16,452,799, which is presented as a separate item in the accompanying consolidated statements of operations.

ITEM 2. INFORMATION ON THE COMPANY

RECENT DEVELOPMENTS

Cable System Acquisition

         On July 16, 2001, we announced that we entered into a definitive agreement to acquire Telecable Nacional, C. por A., the largest multi-channel system operator in the Dominican Republic's pay-TV market. The transaction will be valued at approximately $1,130 per subscriber equivalent or $63.7 million, payable $41.8 million in cash and with 3,375,000 shares of our Class A common stock. The transaction is subject to customary closing conditions, including the receipt of regulatory and third party consents, and is expected to close in September 2001.

         Telecable is the leader of the Dominican cable TV market with a 43% market share, serving approximately 52,000 residential subscribers with approximately 150,000 homes passed and an additional 8,000 commercial customers. Telecable operates primarily in the capital city of Santo Domingo, where it has a 90% market share, and the resort cities of Puerto Plata and La Romana. Approximately 70% of Telecable's cable network has been recently upgraded to 750 MHz; and it is expected that the network will be fully upgraded by 2002. For the year ended December 31, 2000, Telecable had revenues of approximately $17.0 million, earnings before taxes of approximately $2.9 million and earnings before interest, taxes, depreciation and amortization of approximately $5.5 million.


Rights Offering to Shareholders

         On July 25, 2001, we announced that our Board of Directors had authorized and set certain terms for a Rights Offering to holders of our common stock and ADSs. The purpose of the Rights Offering is to provide all current shareholders with the opportunity to buy more shares on the same basis as GFN Corporation, one of our major shareholders, which previously advanced to us
$40 million in additional equity, on an interest free basis, which will be used to subscribe for Class A common stock on the same basis offered to all shareholders. The Rights Offering will involve the offer of newly issued ADSs for a maximum aggregate amount of approximately $100 million. Our Board of Directors will determine the subscription price of the ADSs and the number of ADSs to be offered at a later date. We will use any proceeds generated from the exercise of rights in this Rights Offering for general corporate purposes, including to fund, in part, our acquisition of Telecable and for working capital.

ITEM 3. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

REVENUE RECOGNITION

         We derive our operating revenues primarily from toll revenues, international settlement revenues, cellular and PCS services, local services, the sale of equipment and installations. The components of each of these services are as follows:

                  Toll revenues are amounts we receive from our customers in the Dominican Republic for international and domestic long distance calls, as well as interconnection charges received from Codetel, the incumbent local service provider and other carriers, for calls that originate in or transit its network but terminate in our network. Residential and commercial customers, calling card users, cellular and PCS subscribers and retail telephone centers, and large corporate accounts generate toll revenues. Toll revenues are recognized as they are billed to Customers, except for revenues from prepaid calling cards, which are recognized as the calling cards, are used or expire.

                  International revenues represent amounts recognized by us for termination of traffic from foreign telecommunications carriers to the Dominican Republic. Traffic is based on the minutes that the foreign telecommunications companies have terminated in the Dominican telecommunications network, either on our own network or on Codetel's network, including revenues derived from our U.S.-based international long distance prepaid calling cards.

                  Local service revenues consist of monthly fees, local measured service and local measured charges for value-added services, including call forwarding, three-way calling, call waiting and voice mail, as well as calls made to cellular users under the calling-party-pays system and revenues from other miscellaneous local access services. Local measured service includes monthly line rental for a specified number of calls within a defined area, plus a charge for additional calls.

                  Data and Internet revenues consist of fixed monthly fees received from our residential and corporate customers for high speed broadband data transmission and Internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, frame relay, digital subscriber lines, or xDSLs, that provide high-bandwidth transmission of voice and data over regular telephone lines and very small aperture terminals, or VSATs, relatively small satellite antennas used for high speed satellite-based single to multiple point data transmissions, including for the internet. These revenues were included as part of local service revenues until the second quarter of 2001.

                  Cellular and PCS revenues represent fees received for mobile cellular and PCS services, including interconnection charges for calls incoming to our cellular and PCS subscribers from other companies, subscribers. Cellular and PCS revenues do not include fees received for international long distance calls generated by our cellular and PCS subscribers. Cellular and PCS fees consist of fixed monthly fees, per minute usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voicemail, and for other miscellaneous cellular and PCS services.

                  Paging revenues consist of fixed monthly charges for nationwide service and use of paging equipment and activation fees. Beginning in 1999, we determined that paging would not play a major role in our future marketing programs.

                  Revenues from the sale of equipment consist of sales fees for customer premise equipment, including private automatic branch exchanges, which are small versions of a phone company's central switching system often used by private companies, and key telephone systems, residential telephones, cellular and PCS handsets and paging units.

                  Installation revenues consist of fees we charge for installing local access lines, private branch exchanges and key telephone systems as well as fees for activating cellular phones and PCS. Beginning on January 1, 2000, we have recognized these revenues over the estimated period in which, based on our experience, we retain such clients, approximately 35 months. In prior periods, we recognized these revenues when they were collected.

                  Other revenues consist of revenues that are not generated from our core businesses, including commissions received for providing package handling services for a courier and commissions received for collection services for utility companies.


         The following table sets forth the percentage contribution of each category of revenues to total operating revenues for the period indicated:



                                                                THREE MONTHS                   SIX MONTHS
                                                                   ENDED                         ENDED
                                                                   JUNE 30,                     JUNE 30,
                                                              ------------------------       --------------------
                                                              2000        2001               2000       2001
                                                              ----        ----               ----       ----
   Toll                                                        12.9%      11.81%            13.0%       12.4%
   International                                               35.7       33.8              35.8        34.0
   Local Service                                               22.7       26.4              23.3        26.1
   Data and Internet                                            0.5        3.4               0.5         3.3
   Cellular and PCS                                             6.2       15.6               6.7        15.5
   Paging                                                       0.8        0.5               0.9         0.5
   Sale and lease of equipment                                  4.7        1.3               3.5         1.9
   Installations                                                6.4        6.8               6.3         6.0
   Other                                                        0.1        0.6               0.1         0.3


----------------

Note:    Percentages may not add up to 100% due to rounding.



         The following table sets forth certain items in the statements of operations expressed as a percentage of total operating revenues for the period indicated:


                                                              THREE MONTHS                   SIX MONTHS
                                                                   ENDED                        ENDED
                                                                   JUNE 30,                     JUNE 30,
                                                              --------------------           --------------------
                                                              2000        2001               2000       2001
                                                              -------     --------           -------    ---------
Operating costs                                                 83.7%       89.6%              81.1%       88.4%
Operating income                                                16.3        10.4              118.9        11.6
Interest expense, net                                          (12.7)      (16.1)             (14.1)      (16.3)
Other income (expenses)                                        (12.8)      (15.7)             (14.5)      (16.0)
Earnings before cumulative effect of
accounting change                                                3.2        (5.5)               4.1         4.5
Net earnings                                                     3:2        (5.4)             (11.8)       (4.5)
EBITDA                                                          38.1        38.7               40.1        39.3


THREE AND SIX MONTHS ENDED JUNE 30, 2001 COMPARED TO THE SAME PERIOD IN 2000

         OPERATING REVENUES. Our total operating revenues increased 11.2% to US$59.0 million for the three-month period ended June 30, 2001 from US$53.1 million for the three-month period ended June 30, 2000. Revenues increased 12.7% to $116.5 million for the six-month period ended June 30, 2001 from $103.3 million for the six-month period ended June 30, 2000. This growth resulted primarily from increases in revenues generated by the Company's local service, data and Internet, as well as international business segments.

         TOLL. Toll revenues increased 1.9% to $7.0 million during the 2001 second quarter from $6.8 million for the 2000 second quarter, and grew by 7.8% to $14.4 million during the first six months of 2001 compared to $13.4 million during the first six months of 2000, primarily as a result of higher interconnection charges and a higher volume of domestic long distance traffic. Revenues derived from interconnection charges increased 11.6% to $1.9 million during the 2001 second quarter from $1.7 million for the 2000 second quarter, and grew by 19.6% to $3.9 million during the first six months of 2001 compared to $3.3 million during the first six months of 2000.

         Domestic long distance minutes increased by 12.8% to 12.6 million minutes during the 2001 second quarter from 11.2 million minutes during the 2000 second quarter, and grew by 16.5% to 25.2 million minutes during the first half of the year compared to 21.6 million during the first half of 2000. Outbound international minutes increased by 16.2% to 9.3 million in the 2001 second quarter from 8 million minutes during the 2000 second quarter, and grew by 13.9% to 18.3 million minutes in the first six months of 2001 compared to 16.1 million during the first six months of 2000, reflecting increased traffic volume from our cellular and PCS customers.

         INTERNATIONAL. International revenues increased 5.1% to $20.0 million during the 2001 second quarter from $19.0 million for the 2000 second quarter, and grew by 7.1% to $39.6 million during the first six months of 2001 compared to $36.9 million during the first six months of 2000. This increase was due principally to the growth of inbound traffic volume received from our U.S. based international carrier, TRICOM USA. Inbound minutes increased by 36.2% to 178.8 million minutes in the 2001 second quarter from 131.2 million during the 2000 second quarter, and by 37.1% to 330.0 million minutes in the first half of 2001 compared to 240.5 million minutes in the first half of 2000. TRICOM USA accounted for 83.3% of our total inbound minutes in the 2001 second quarter compared to 63.81 in the same period last year. Total international minutes increased by 35.l% to 188.0 million minutes in the 2001 second quarter from
139.2 million during the 2000 second quarter, and by 35.7% to 348.1 million minutes in the first half of 2001 compared to 256.7 million minutes in the first half of 2000.

         The increase in international revenues was achieved despite the continued trend of decreasing settlement rates for traffic between the United States and the Dominican Republic. Our average settlement rate was $0.05 per minute during the 2001 second quarter compared to $0.10 per minute during the 2000 second quarter. During the first half of 2001, our international inbound minutes slowed as a consequence of several of our corresponding reseller carriers filing for protection under U.S. bankruptcy laws. Our claims on these entities total approximately $1.5 million. We took steps to recapture the traffic mainly through our retail prepaid program in the United States. Lower settlement rates however, affected our overall revenue growth.

         LOCAL SERVICE. Local service revenues increased 29.1% to $15.6 million during the 2001 second quarter from $12.1 million for the 2000 second quarter, and grew by 26.3% to $30.4 million during the first six months of 2001 compared to $24.1 million during the first six months of 2000. The continued growth in the number of local lines in service resulted in increased local service revenues for the period. In the second quarter of 2001, we added 5,084 net local access lines compared to 6,784 net local access lines added in the second quarter of 2000. Our local service subscriber base grew to 161,411 local access lines in service at June 30, 2001 compared to 148,312 local access lines in service at June 30, 2000.

         As a result of a higher number of lines in service, measured local service revenues increased by 26.3% to $3.2 million in the 2001 second quarter from $2.5 million in the 2000 second quarter, and by 27.7% to $6.2 million in the first half of 2001 compared to $4.9 million in the first half of 2000. Revenues from monthly fees increased by 28.6% to $10.1 million in the 2001 second quarter from $7.9 million in the 2000 second quarter, and by 26.5% to $19.9 million in the first half of

2001 compared to $15.7 million in the first half of 2000. Our average monthly churn rate for local service was 2.6% in the 2001 second quarter compared to 2.3% in the 2000 second quarter. We calculate our average monthly churn rate by dividing the number of subscribers disconnected during a given period by the sum of subscribers at the beginning of each month during such period.

         DATA AND INTERNET. Data and Internet revenues increased 623.7% to $2.0 million during the 2001 second quarter from $280,000 for the 2000 second quarter, and grew by 721% to $3.9 million during the first six months of 2001 compared to $472,000 during the first six months of 2000. The continued growth in the number of data and Internet subscribers resulted in increased revenues for the period. Our data and Internet subscriber base grew to 7,790 at June 30, 2001 compared to 5,589 at June 30, 2000. Revenues from monthly fees increased by 486.4% to $1.6 million in the 2001 second quarter from $275,000 in the 2000 second quarter, and by 578.4% to $3.2 million in the first half of 2001 compared to $476,000 in the first half of 2000.

         CELLULAR AND PCS. Our cellular and PCS revenues increased 7.1% to $9.2 million in the 2001 second quarter from $8.6 million in the 2000 second quarter, and grew by 4.4% to $18.0 million during the first six months of 2001 compared to $17.3 million during the first six months of 2000. At June 30, 2001, we had 302,613 cellular and PCS subscribers compared to 284,991 at June 30, 2000. As a result of a higher average subscriber base, airtime minutes increased 26.3% to
49.7 million in the 2001 second quarter from 39.3 million in the 2000 second quarter, and grew by 24.6% to 98.7 million during the first six months of 2001 compared to 79.2 million during the first six months of 2000. The average price per airtime minute declined to $0.21 in the 2001 second quarter from $0.26 in the 2000 second quarter.

         We attribute the growth of our subscriber base to the continued success of our prepaid cellular program. At June 30, 2001, prepaid customers accounted for 94% of our total subscriber base, generating approximately 72% of our total airtime minutes and 91% of total cellular and PCS revenues in 2001 second quarter. Prepaid revenues increased by 18.7% to $8.4 million in the 2001 second quarter from $7.0 million in the 2000 second quarter, and by 15.3% to $15.5 million during the first six months of 2001 compared to $13.4 million during the first six months of 2000. Our average monthly churn rate for cellular and PCS services increased to 4.3% in the 2001 second quarter from 1.4% in the 2000 second quarter reflecting primarily our decision in the second quarter to disconnect 35,000 marginal revenue generating prepaid customers.

         PAGING. Paging revenues decreased 36.0% to $280,000 in the 2001 second quarter from $437,000 in the 2000 second quarter, and by 35.4% to $589,000 during the first six months of 2001 compared to $912,000 during the first six months of 2000, primarily as a result of the Company's decision to focus on having new customers move away from paging services and into prepaid cellular services. At June 30, 2001, we had 18,879 paging subscribers compared to 21,622 paging subscribers at June 30, 2000. Our average monthly churn rate for paging services decreased to 2.7% in the 2001 second quarter from 5.9% in the 2000 second quarter.

         SALE OF EQUIPMENT. Revenues from the sale and lease of equipment decreased 70% to $744,000 in the 2001 second quarter from $2.5 million in the 2000 second quarter, and decreased by 39.4% to $2.2 million during the first six months of 2001 compared to $3.6 million during the first six months of 2000, primarily as a result of lower sales of private branch exchanges and key telephone systems and cellular and PCS handsets.

         INSTALLATION AND ACTIVATION FEES. Installation revenues increased 17.2% to $4.0 million during the 2001 second quarter from $3.4 million during the 2000 second quarter, and increased by 6.6% to $7.0 million during the first six months of 2001 compared to $6.6 million during the first six months of 2000. The Company added 70,725 combined gross local access lines and cellular subscribers in the 2001 second quarter compared 44,748 in the 2000 second quarter. The decrease in installation revenues was due primarily to an aggressive promotional marketing strategy including lowered subscriber activation fees for local and wireless services, designed to capture a significant share of the market growth.

         OPERATING COSTS.  Major components of operating costs are:

         o satellite connections and carrier costs, which include amounts owed to foreign carriers for the use of their networks for termination of outbound traffic and payments for international satellite circuit leases;

         o interconnection costs, which are access charges paid primarily to Codetel, and payments for international satellite circuit leases;

         o depreciation of network equipment and leased terminal equipment, and non-network depreciation expense;

         o        expenses in lieu of income tax; and

         o general and administrative expenses, which include salaries and other compensation to personnel, non-network depreciation, maintenance expenses, marketing expenses and other related costs.

         Our operating costs increased to $52.9 million in 2001 second quarter from $44.4 million in the 2000 second quarter. These results reflect higher network depreciation expenses resulting from the Company's capital investment and domestic and international network expansion programs and increased general and administrative expenses primarily from higher commissions and personnel compensation. As a percentage of revenues, operating costs increased to 89.6% in the 2001 second quarter from 83.7% in the 2000 second quarter, and to 88.4% during the first six months of 2001 compared to 81.1% during the first six months of 2000.

         SATELLITE CONNECTIONS AND CARRIER COSTS. Satellite connections and carrier costs increased by 3.2% to $15.7 million in the 2001 second quarter from $15.2 million in the 2000 second quarter, and by 8.0% to $31.7 million during the first six months of 2001 compared to $29.3 million during the first six months of 2000, primarily as a result of higher interconnection costs. Interconnection costs increased by 5.7% to $7.1 million in the 2001 second quarter from $6.7 million in the 2000 second quarter, and by 8.8% to $13.8 million during the first six months of 2001 compared to $12.7 million during the first six months of 2000, as the result of a higher volume of inbound traffic terminating in other networks.

         NETWORK DEPRECIATION AND DEPRECIATION EXPENSE. Network depreciation increased 59.8% to $10.9 million in the 2001 second quarter from $6.8 million in the 2000 second quarter, and by 61.9% to $20.8 million during the first six months of 2001 compared to $12.9 million during the first six months of 2000, as a result of the Company's continued capital investment and domestic and international network expansion programs. Depreciation expense with respect to other fixed assets grew 57.3% to $2.5 million in the 2001 second quarter from $1.6 million in the 2000 second quarter, and by 49.7% to $4.6 million during the first six months of 2001 compared to $3.1 million during the first six months of 2000 .

         EXPENSE IN LIEU OF INCOME TAXES. We make payments to the Dominican government in lieu of income tax equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. Expense in lieu of income taxes also includes a tax of 2% on international settlement revenues collected. Expense in lieu of income taxes during the 2001 second quarter increased by 20.8% to $3.2 million from $2.6 million in the 2000 second quarter, and by 17.9% to $6.5 million during the first six months of 2001 compared to $5.5 million during the first six months of 2000, reflecting the increase in revenues derived from our domestic and international businesses.

         GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 19.2% to $19.4 million in the 2001 second quarter from $16.3 million in the 2000 second quarter, and by 20.7% to $36.3 million during the first six months of 2001 compared to $30.1 million during the first six months of 2000. The increase in the amount of general administrative expenses reflected the greater amount of commissions paid to wholesale distributors of prepaid cards as a result of higher revenues from sales of the cards in the U.S. and increased personnel compensation costs. At June 30, 2001, we had 1,495 employees compared to 1,514 employees at June 30, 2000. As a percentage of total operating revenues, general and administrative expenses increased to 32.9% in the 2001 second quarter compared to 30.7% in the 2000 second quarter.

         Commissions paid to wholesale distributors of prepaid cards grew 45.8% to $4.3 million in the second quarter of 2001 from $2.9 million in the second quarter of 2000, and grew 48.1% to $7.9 million in the six months ended June 30, 2001 from $5.4 million in the six months ended June 30, 2000, primarily as a result of the expansion of our prepaid cellular subscriber base, and a 48.9% increase in the number of prepaid cards sold in the United States in 2000.

         COST OF EQUIPMENT SOLD AND OTHER COSTS. Cost of equipment sold, which consists of the cost of sale of customer premise equipment, including private branch exchanges and key telephone systems, as well as cellular and PCS handsets, decreased by 40.7% to $578,000 in the 2001 second quarter from $975,000 in the 2000 second quarter, and increased by 7.7% to $1.8 million during the first six months of 2001 compared to $1.7 million during the first six months of 2000. Other costs, which consist of the cost of sale of prepaid services, increased by 29.7% to $545,000 in the 2001 second quarter from $420,000 in the 2000 second quarter, and increased by 26.9% to $1.0 million during the first six months of 2001 compared to $776,000 during the first six months of 2000.

         OPERATING INCOME. Operating income decreased to $6.1 million in the 2001 second quarter compared to $8.7 million in the 2000 second quarter, and by 30.7% to $13.5 million during the first six months of 2001 compared to $19.5 million during the first six months of 2000, primarily as a result of higher network and fixed asset depreciation expenses related to our ongoing local and international network expansion programs.

         OTHER INCOME (EXPENSES). Other expenses increased to $9.3 million in the 2001 second quarter from $6.8 million in the 2000 second quarter, and by 24.5% to $18.7 million during the first six months of 2001 compared to $15.0 million during the first six months of 2000, reflecting increased interest expenses resulting from higher levels of short-term borrowings and vendor financing to support the Company's capital investment program.

         NET EARNINGS (LOSS). Loss before cumulative effect or accounting change totaled $3.2 million, or $0.11 per share, in the 2001 second quarter compared to earnings of $1.7 million, or $0.06 per share, in the 2000 second quarter. Including the $16.5 million cumulative effect of accounting change for the adoption of SAB 101, we had a net loss of $12.2 million, or $0.46 per share, in the 2000 second quarter. Loss before cumulative effect or accounting change totaled $5.2 million for the six-month period ended June 30, 2001, or $0.18 per share, compared to earnings of $4.2 million, or $0.16 per share, for the six-month period ended June 30, 2000 .

         EBITDA. Earnings before interest and other income, taxes and depreciation and amortization increased by 12.9% to $22.8 million in the 2001 second quarter from $20.2 million in the 2000 second quarter, and by 10.3% to $45.7 million during the first six months of 2001 compared to $41.5 million during the first six months of 2000. We calculate earnings before interest and other income and expenses, taxes and depreciation and amortization prior to the deduction of payments to the government in lieu of income taxes.

LIQUIDITY AND CAPITAL RESOURCES

         Substantial capital is required to expand and operate our telecommunications networks. For the first six months of the year, we made capital expenditures of $65.8 million for the installation of additional local access lines, enhancement of our cellular and PCS network in the Dominican Republic, expansion of international facilities and other network improvements. Expansion of international facilities included the installation of a switch in Miami, Florida and investments related to our Central America expansion. We currently anticipate making capital expenditures totaling approximately $123.8 million in 2001 for increasing capacity and coverage in our local access and mobile networks, expanding our international facilities to support increased traffic volume, expanding our local network and other international expansion and for the implementation of our Central American strategy, primarily in Panama. In Central America, capital expenditures will consist of investments in a mobile switching office in Panama and enhanced base transceiver stations and mobile backhaul for Panama, Guatemala and El Salvador. However, the amounts to be invested for these purposes will depend upon a number of factors, including primarily the demand for our services.

         In addition, as we expand our operations into new areas we will be required to support increased working capital and capital expenditure needs. We have satisfied our working capital requirements and funded capital expenditures from cash generated from operations, short and long-term borrowings, trade finance, capital leases, vendor financing and equity and debt issuances. We believe our cash generated by operations and borrowings available to us will be sufficient to fund our expected capital expenditures through the end of 2001. We frequently evaluate potential acquisitions and joint venture investments. Acquisitions or investments may require us to obtain additional financing. There can be no assurance that additional funding sources will be available to us on terms which we find acceptable or at all.

         Net cash provided by operating activities was $26.1 million and $22.0 million during the six months ended June 30, 2000 and June 30, 2001, respectively. We had net accounts receivable of $32.1 million and $24.9 million at December 31, 2000 and June 30, 2001, respectively. Our indebtedness was approximately $421.0 million at June 30, 2001, of which $200.0 million was our 11 3/8% senior notes due 2004, $78.6 million was in long-term borrowings and capital leases, with maturities ranging from two to six years, and $142.4 million was short-term bank loans, telecommunications equipment financings, trade financings and current portion of capital leases and of long-term debt. At June 30, 2001, our U.S. dollar borrowings, other than the 11 3/8% senior notes due 2004, had interest rates ranging from 8.16% per annum to 13% per annum, and our peso borrowings had interest rates ranging from 19% per annum to 26% per annum. At June 30, 2001, our U.S. dollar borrowings, other than the 11 3/8% senior notes due 2004, totaled $201.3 million and our peso borrowings totaled $19.7 million.

         We have credit facilities, which, in the aggregate, permit us to borrow up to $285.3 million. At June 30, 2001, there was $221.0 million outstanding under these facilities. We had approximately $64.3 million available for borrowing under these facilities, of which $27.9 million was under facilities with maturities of less than one year. At June 30, 2001, we had approved $89.3 million of short-term and long-term credit facilities with Dominican banks and institutions and $196.0 million of U.S. dollar-denominated credit facilities with international banks.

         At June 30, 2001, our current liabilities exceeded our current assets by $129.2 million. This reflects our short-tem borrowings with related companies, local and international banks. Dominican banks lend on a short-term basis in order to negotiate interest rates should market conditions change, without necessarily demanding the repayment of credit facilities. It is our belief that the existence of negative working capital does not affect adversely the continuity of our business. We will seek additional credit facilities with international banks to refinance our short-term credit facilities. During 2000, we obtained the approval of credit guarantees from Export-Import Bank of the United States of up to $56.0 million for loans to be made by The International Bank of Miami, N.A. to be used for purchases of communications equipment and material from Motorola and other U.S. suppliers. At June 30, 2001, the amount of $23.0 million has been disbursed under these facilities. The credit guarantees will be repayable over a five-year period.

         On May 9, 2001, GFN Corporation, one of our major shareholders, committed to provide us $40 million in additional equity. GFN advanced funds to us on an interest free basis, which will be used to subscribe for Class A Common Stock on the same basis, offered to all shareholders in a Rights Offering.

RECENT ACCOUNTING PRONOUNCEMENTS

         In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141") and No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt SFAS 142 effective January 1, 2002. Currently, we do not believe that the provisions of SFAS 142 will have a significant effect on our results of operations and financial position.

ITEM 4. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         The following discussion about market risks to certain financial instruments includes "forward-looking" statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

         We are exposed to market risks from adverse changes in interest rates and foreign exchange rates. We do not hold or issue financial instruments for trading purposes.

INTEREST RATE RISK

         Our interest expense is sensitive to changes in the general level of interest rates in the United States and in the Dominican Republic. At June 30, 2001, we had outstanding $200 million aggregate principal amount of senior notes. The senior notes bear interest at 11 3/8% per annum and mature in the year 2004. The fair value of such senior notes was approximately $186 million and $187 million at December 31, 2000 and June 30, 2001, respectively.

         Our primary exposure to market risk for changes in interest rates relates to our short-term borrowings from Dominican banks. Primary exposure is based on the potential of short-term interest rate variation, not on exposure to changes in fair market value of our long-term debt. At December 31, 2000 and June 30, 2001, we had $198.8 million and $221.0 million, respectively, outstanding of short-term and long-term borrowings, other than our senior notes due 2004 but including trade finance, of which $189.1 million and $201.3 million, respectively, was U.S. dollar-denominated, and the remaining $9.7 million and $19.7 million, respectively, was peso-denominated. At December 31, 2000 and June 30, 2001, of the $189.1 million and $201.3 million, respectively, U.S. dollar-denominated debt, $55.8 million and $56.6 million, respectively, was borrowed from a Dominican bank, while the remaining $133.3 million and $144.7 million, respectively, was borrowed from international banks. Of the total $198.8 million and $221.0 million outstanding, at December 31, 2000 and June 30, 2001, respectively, $137.2 million had fixed interest rates, while the remaining $61.6 million and $83.8 million, respectively, had variable interest rates. At June 30, 2001, our short-term and long-term U.S. dollar-denominated borrowings bore interest at rates ranging from 8.16% per annum to 13% per annum. At June 30, 2001, our short-term and long-term Dominican peso-denominated borrowings bore interest at rates ranging from 19% to 26% per annum. A 10% increase in the average rate for our variable rate debt would have increased our loss for the 2001 second quarter by approximately $1,052,200.

FOREIGN EXCHANGE RISKS

         We are subject to currency exchange risks. During the 2001 second quarter, we generated revenues of $19.9 million in U.S. dollars and $39.1 million in Dominican pesos. In addition, at June 30, 2000, we had $201.3 million of U.S. dollar-denominated debt outstanding, excluding the $200.0 million principal amount of the 11 3/8% senior notes due 2004.

         The impact of changes in foreign exchange rates is determined by measuring the effect of percentage changes in the range of rates during the year for our Dominican peso-denominated assets and liabilities. The model reflects the weighted average change in exchange rates as resulting in the same percentage change in foreign exchange gains or losses.

         Dominican foreign exchange regulations require us and other telecommunications companies to convert all U.S. dollar revenues into Dominican pesos at the official exchange rate, and to purchase U.S. dollars at the private market exchange rate. Although the official exchange rate now fluctuates and is tied to the private market rate, the official exchange rate tend to be lower than the private market rate. During the first six months of 2001, the average official exchange rate was RD$16.65 per $1.00 while the average private market rate was RD$16.86 per $1.00.

         Our functional currency is the U.S. dollar and, as a result, we must translate the value of Dominican peso-denominated assets into U.S. dollars when compiling our financial statements. This translation can create foreign exchange gains or losses depending upon fluctuations in the relative value of the Dominican peso against the U.S. dollar. During the 2001 second quarter, we recognized an approximate $14,600 foreign exchange loss. If the Dominican peso had devalued by an additional 10% against the U.S. dollar on average in 2001, we would have realized an additional foreign exchange loss of approximately $26,240.

                                     PART II

                                OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

         In August 1999, a Dominican company, DCS International S.A., and two individual plaintiffs whom in our belief are officers or employees of DCS, sued us before Dominican courts for alleged losses and damages of up to approximately RD$200 million (US$12 million) resulting from the imprisonment by Dominican authorities of two of the individuals for 15 days. The plaintiffs alleged that their imprisonment was the result of an investigation by the local district attorney and the police that we instigated following an irregular increase in telephonic traffic at certain telephone numbers. We requested that the court dismiss the action because of lack of jurisdiction. The Judge of the Civil and Commercial Court Room of the Third Circumscription of the Court of First Instance of the National District of Santo Domingo granted our motion to dismiss and ruled that the plaintiffs should cover the costs of the proceedings. The plaintiffs have decided to appeal the ruling and resubmitted the action before the proper court, and the case is now pending decision from the Civil Appellate Court of the National District of Santo Domingo. After consulting with legal counsel, we believe that this matter will not have a material adverse effect on our results of operations and financial position.

         There are no other legal proceedings to which we are a party, other than routine litigation incidental to our business that is not otherwise material to our business or financial condition.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

         Not applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

         None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         None.

ITEM 5. OTHER INFORMATION

         None.

ITEM 6. EXHIBITS AND REPORTS ON FORM 6-K

         (a)      Exhibits.  None.

         (b)      Reports on Form 6-K.  None.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         TRICOM, S.A.



Dated: November 20, 2001                   By:  /s/ CARL CARLSON
                                              ---------------------------------
                                              Carl Carlson
                                              Executive Vice President
                                              and Member of the
                                              Office of the President